7 March 2025 Dr Gregory George – Appendix 3Y and replacement 3X Please see attached an Appendix 3Y for recent share purchases by recently appointed director Dr George. In addition, please see attached a revised Appendix 3X for Dr George. This is provided in replacement of the Appendix 3X provided 24 February 2025. Exhibit 99.2

Gregory George Rule 3.19A.2 Appendix 3Y Change of Director’s Interest Notice Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/09/01 Amended 01/01/11 Name of entity MESOBLAST LIMITED ABN 68 109 431 870 We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act. Name of Director Gregory George Date of last notice 7 March 2025 Part 1 - Change of director’s relevant interests in securities In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part. Direct or indirect interest Direct and indirect Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. JP Morgan Nominees Australia Pty Limited (Interest in ordinary shares held in the form of American Depositary Shares (“ADS”) held by custodian JP Morgan Nominees Australia Pty Limited. Interest in the ADSs held by G to the Fourth Investments, LLC) Date of change 28 February 2025 and 3 March 2025 No. of securities held prior to change Direct 19,350,005 ordinary shares 200,000 warrants convertible into ADS. Each ADS represents 10 ordinary shares. Indirect 3 ordinary shares 6,830,602 warrants to acquire ordinary shares 22,414,606 ADS. Each ADS represents 10 ordinary shares. Grantor of put option over 50,000 ADS, each representing 10 ordinary shares Class See above Number acquired - 4,551,272 ordinary shares, and - 482,857 ADS, each representing 10 ordinary shares

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 2 3474-4871-0967, v. 1 Number disposed Nil Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation US$7,251,757.93 for the ordinary shares purchased US$7,577,059.72 for the ADS purchased No. of securities held after change Direct 19,350,005 ordinary shares 200,000 warrants convertible into ADS. Each ADS represents 10 ordinary shares. Indirect 4,551,275 ordinary shares 6,830,602 warrants to acquire ordinary shares 22,897,463 ADS. Each ADS represents 10 ordinary shares. Grantor of put option over 50,000 ADS, each representing 10 ordinary shares Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back On market purchase by G to the Fourth Investments, LLC of: - 4,551,272 ordinary shares, and - 482,857 ADS, each representing 10 ordinary shares Part 2 – Change of director’s interests in contracts Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part. Detail of contract N/A Nature of interest Name of registered holder (if issued securities) Date of change No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed Interest acquired Interest disposed

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 3 3474-4871-0967, v. 1 Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation Interest after change Part 3 – +Closed period Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required? No If so, was prior written clearance provided to allow the trade to proceed during this period? If prior written clearance was provided, on what date was this provided?

Rule 3.19A.1 Appendix 3X Initial Director’s Interest Notice Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/9/2001. Name of entity MESOBLAST LIMITED ABN 68 109 431 870 We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act. Name of Director Gregory George Date of appointment 24 February 2025 Part 1 - Director’s relevant interests in securities of which the director is the registered holder In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part. Number & class of securities 19,350,005 ordinary shares 200,000 warrants convertible into American Depositary Shares (“ADS”). Each ADS represents 10 ordinary shares.

Appendix 3X Initial Director’s Interest Notice + See chapter 19 for defined terms. 11/3/2002 Appendix 3X Page 2 3447-0410-8855, v. 1 Part 2 – Director’s relevant interests in securities of which the director is not the registered holder In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. G to the Fourth Investments, LLC (Gregory George, is a member of G to the Fourth Investments, LLC and is deemed to be the beneficial owner of these securities) G to the Fourth Investments, LLC has sold a put option which may result in the holder of the put option requiring G to the Fourth Investments, LLC to purchase these securities on or before the put option expiry of April 17, 2025 JP Morgan Nominees Australia Pty Limited (Interest in ordinary shares held in the form of American Depositary Shares held by custodian JP Morgan Nominees Australia Pty Limited. Interest in the ADSs held by Gregory George, G to the Fourth Investments, LLC, and Dr George’s sons’ James George and Grant George) Number & class of Securities 3 ordinary shares 6,830,602 warrants 50,000 ADS. Each ADS represents 10 ordinary shares 22,414,606 ADS. Each ADS represents 10 ordinary shares. Part 3 – Director’s interests in contracts Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Appendix 3X Initial Director’s Interest Notice + See chapter 19 for defined terms. 11/3/2002 Appendix 3X Page 3 3447-0410-8855, v. 1 Detail of contract Nature of interest Name of registered holder (if issued securities) No. and class of securities to which interest relates